Exhibit 21.1
Cornerstone Building Brands, Inc.
List of Subsidiaries

AWC Holding Company	Delaware
Building Systems de Mexico, S.A. de C.V.	Mexico
Cornerstone Building Brands Canada, Inc. (f/k/a Gienow Canada, Inc.)	Alberta, Canada
Cornerstone Building Brands Services, Inc.	Delaware
Cornerstone Latin American Services, S.R.L.	Costa Rica
Environmental Materials, LLC	Delaware
M.A.C. Métal Architectural Inc.	Quebec, Canada
Mastic Home Exteriors, Inc.	Ohio
Mitten Inc.	Ontario, Canada
MW Manufacturers Inc.	Delaware
MWM Holding, Inc.	Delaware
NCI Group, Inc.	Nevada
Ply Gem Industries, Inc.	Delaware
Robertson-Ceco II Corporation	Delaware
Variform, Inc.	Missouri